No. 812-13882

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED AND RESTATED APPLICATION FOR AN ORDER
PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT
OF 1940 GRANTING AN EXEMPTION FROM SECTION 12(d)(3) OF THE
INVESTMENT COMPANY ACT OF 1940

KOHLBERG CAPITAL CORPORATION

295 Madison Avenue, 6th Floor
New York, New York 10017
(212) 455-8300

All Communications, Notices and Orders to:

Dayl W. Pearson
Chief Executive Officer
Kohlberg Capital Corporation
295 Madison Avenue, 6th Floor
New York, New York 10017

Copies to:

Michael G. Doherty, Esq.
Ropes & Gray LLP
1211 Avenue of the Americas
New York, New York 10111

September 12, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of:

KOHLBERG CAPITAL CORPORATION
AMENDED AND RESTATED APPLICATION FOR
AN ORDER PURSUANT TO SECTION 6(c) OF THE
INVESTMENT COMPANY ACT OF 1940 GRANTING
AN EXEMPTION FROM THE PROVISIONS OF
SECTION 12(d)(3) OF THE INVESTMENT
COMPANY ACT OF 1940

295 Madison Avenue, 6th Floor
New York, New York 10017

File No. 812-13882

Investment Company Act of 1940, as amended

I.	INTRODUCTION

Kohlberg Capital Corporation (the “Company”), a Delaware corporation operating as an internally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”)1 under Section 54(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), hereby applies for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the 1940 Act2 granting an exemption from the provisions of Section 12(d)(3) to the extent necessary to permit the Company to continue to hold a greater than 50% equity interest in Katonah Debt Advisors, LLC (“KDA”), a wholly owned portfolio company of the Company, when KDA is required to register as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).3

As more fully described herein, the Company expects that KDA will be required to register as an investment adviser under the Advisers Act as a result of the elimination of the “private adviser” exemption from registration thereunder in accordance with the Private Fund Investment Advisers Registration Act of 2010 (the “2010 Act”).4

The Company believes the requested relief is in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  As discussed in greater detail below, the Commission has granted relief similar to that being requested herein to Baker, Fentress & Company, PMC Capital Inc., Broad Street Investing Corporation and General American Investors Company, Inc.

1 Section 2(a)(48) of the 1940 Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act, makes available significant managerial assistance with respect to the issuers of such securities and has elected to be subject to the provisions of Sections 55 through 65 of the 1940 Act.
2 Unless otherwise indicated, all section and rule references herein are to the 1940 Act or the rules adopted thereunder.
3 The Company will rely on the Order only with respect to its ownership of KDA and any other investment adviser it owns as a direct or indirect wholly owned portfolio company at the time the Order is granted.
4 Title VI of the Dodd-Frank Wall Street Reform and Consumer Protection Act, Pub. L. No. 111-203, 124 Stat. 1376 (2010) (“Dodd-Frank Act”).

II.	THE COMPANY

A.  Organization

The Company was formed in August 2006 for the purpose of (i) acquiring 100% of the equity interests in KDA from Kohlberg & Co., LLC (“Kohlberg & Co.”), a leading private equity firm focused on middle market investing with which the Company maintains a strategic relationship, (ii) raising capital in an initial public offering (the “IPO”), and (iii) thereafter operating as an internally managed BDC under the 1940 Act.  These transactions were consummated in December 2006 and are collectively termed the “Formation Transactions.”

In connection with the Formation Transactions, KDA became a wholly owned portfolio company of the Company.  KDA manages collateralized loan obligation funds that invest in broadly syndicated loans, high yield bonds and other credit instruments (the “CLO Funds”).  KDA receives contractual and recurring management fees and may also receive incentive fees from the CLO Funds for management and advisory services.  KDA also typically receives one-time structuring fees upon the creation of a new CLO Fund.  The Company expects to receive dividends of earnings from KDA that are derived from recurring fee income and to generate capital appreciation from its investment in the asset management business of KDA.  Alternatively, for internal structuring purposes, these fees may be paid to certain special purpose vehicles (each a “Special Purpose Subsidiary” and, collectively, the “Special Purpose Subsidiaries”).  The Special Purpose Subsidiaries are currently wholly owned subsidiaries of Katonah Management Holdings, LLC, which is a holding company wholly owned by the Company.  Katonah Management Holdings LLC is an entity that is disregarded from its owner, the Company, for U.S. federal income tax purposes (a “disregarded entity”) and thus, for tax purposes, the Company is treated as owning the Special Purpose Subsidiaries directly.  Therefore, any distributions paid by the Special Purpose Subsidiaries are treated as received directly by the Company for tax purposes.  In the future, for internal structuring purposes, Special Purpose Subsidiaries may be wholly owned directly or indirectly by KDA, Katonah Management Holdings, LLC, or another holding company wholly owned by the Company.  Currently, the Company’s only controlled subsidiaries are KDA, Katonah Management LLC and the Special Purpose Subsidiaries.

As indicated above, KDA is a wholly owned portfolio company of the Company.  The Company and KDA are directly or indirectly overseen by the Company’s seven-member Board of Directors (the “Board”), of whom four are not considered “interested persons” (the “non-interested directors”) and three are considered interested persons (the “interested directors”) of the Company within the meaning of Section 2(a)(19).  In its capacity as the Board of KDA’s parent company, the Board indirectly oversees KDA. Among other things, the Board monitors on at least a quarterly basis KDA’s financial performance, CLO Fund performance, and the fair value determination of KDA. Board members do not have a direct interest in KDA, as it is a wholly owned portfolio company of the Company.

B.  Business Overview

The Company originates, structures and invests in senior secured term loans, mezzanine debt and selected equity securities primarily in privately-held middle market companies.  The Company defines the middle market as comprising companies with earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $10 million to $50 million and/or total debt of $25 million to $150 million.  The Company’s investment objective is to generate current income and capital appreciation from investments made in senior secured term loans, mezzanine debt and selected equity investments in privately-held middle market companies.

The Company is also the sole shareholder of KDA, which serves as collateral manager of certain CLO Funds. The Company expects to continue to receive dividends of earnings from KDA that are derived from recurring fee income and to generate capital appreciation from its investment in the asset management business of KDA.  In addition, the Company has invested in the CLO Funds managed by KDA and expects to invest, directly and indirectly, in future CLO Funds to be managed by KDA.  By making investments in the CLO Funds raised by KDA in the future, for which the Company expects to receive a current cash return, the Company can help KDA raise funds, which in turn will increase its assets under management and will result in additional management fee income for KDA.  The investment focus of the CLO Funds and the Company are generally distinct and generally do not overlap.  The CLO Funds invest primarily in highly liquid, broadly syndicated debt of large corporate issuers.  The Company invests primarily in illiquid middle market corporate debt and less liquid junior and mezzanine corporate financings, although on occasion the Company may invest in qualifying broadly syndicated issues, typically for short term investment to utilize cash.  The Company and the CLO Funds infrequently invest in the same corporate issuer of debt, and, when they do, generally hold different securities as they invest at different levels of the debt structure.  The CLO Funds, in such an instance, may take a position in the senior broadly syndicated debt of an issuer and the Company may invest in the less liquid junior positions of the issuer.

C.  Wholly Owned Asset Manager

KDA is a wholly owned portfolio company of the Company which manages certain unregistered, privately offered CLO Funds. The CLO Funds invest in broadly syndicated loans, high yield bonds and other credit instruments issued by corporations. These CLO Funds do not invest in asset-backed securities secured by commercial mortgages, residential mortgages or other consumer borrowings.  KDA does not currently offer any other investment advisory services or provide services to any other entities other than the CLO Funds.  As of December 31, 2010, KDA had approximately $2.1 billion of par value of assets under management, and the Company’s 100% equity interest in KDA was valued at approximately $42 million.

KDA directly serves as collateral manager for certain of the CLO Funds. For other CLO Funds, for internal structuring purposes, the Special Purpose Subsidiaries serve as direct collateral manager and KDA provides management services and employees on an as-needed basis to the Special Purpose Subsidiaries. The Special Purpose Subsidiaries do not currently have any employees of their own. Consistent with the positions of the Commission, the Company intends to register KDA but does not intend to register any of the Special Purpose Subsidiaries. The Company shall subject all of the Special Purpose Subsidiaries’ investment advisory activities to the Advisers Act and the rules thereunder, ensure that they are subject to examination by the Commission, and in particular ensure that they and their employees and persons acting on their behalf are subject to KDA’s supervision and control, and ensure that all of the employees and persons acting on their behalf will be considered “persons associated with” KDA (as that term is defined in Section 202(a)(17) of the Advisers Act).5

KDA and the Special Purpose Subsidiaries receive contractual and recurring management fees as well as an expected one-time structuring fee from the CLO Funds for their management and advisory services.  The annual management fees are generally based on a fixed percentage of the par value of assets under management and are recurring in nature for the term of the CLO Fund so long as KDA or a Special Purpose Subsidiary manages the fund. As a result, the annual management fees earned generally are not subject to market value fluctuations in the underlying collateral. KDA and the Special Purpose Subsidiaries may also receive incentive fees upon the liquidation of CLO Funds, provided such CLO Funds have achieved a minimum investment return to holders of their subordinated securities or preferred shares.  In addition, KDA and the Special Purpose Subsidiaries may earn income related to net interest on assets accumulated for future CLO issuances on which it has provided a first loss guaranty in connection with loan warehouse arrangements for the CLO Funds.  KDA and the Special Purpose Subsidiaries generate annual operating income equal to the amount by which their fee income exceeds their operating expenses.  Services other than advisory services may be provided through a separate subsidiary other than Special Purpose Subsidiaries of the Company that would not provide investment advisory services or register under the Advisers Act.  If such a structure were to be implemented, income from investment advisory services alone would still present the tax issues described below, and relief from Section 12(d)(3) would still be required for the Company to continue to own KDA.

The revenue that KDA and the Special Purpose Subsidiaries generate through the fees they receive for managing CLO Funds and after paying the expenses associated with its operations, including compensation of employees, may be distributed to the Company as dividends.

5 See ABA Subcommittee on Private Investment Entities, SEC No-Action Letter (Dec. 8, 2005).

D.  Tax Status

The Company has made an election to be treated for tax purposes as a regulated investment company (“RIC”).  The Company currently qualifies, and is eligible to be treated, as a RIC, and intends to continue to qualify for such status in the future.  As a RIC, the Company generally will not pay corporate-level federal income taxes on any net ordinary income or capital gains that it distributes to its stockholders as dividends in accordance with the timing requirements of the Internal Revenue Code of 1986, as amended (the “Code”).  To maintain its RIC status, the Company must meet specified source-of-income and asset diversification requirements and distribute to its stockholders annually at least 90% of its net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. The Company will satisfy the source-of-income test for purposes of qualifying as a RIC if it derives in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale of stock or other securities or currencies, net income from certain “qualified publicly traded partnerships” (as defined in the Code) or other income derived with respect to its business of investing in such stock, securities or currencies (income from such sources is referred to herein as “Good RIC Income”).  Importantly, fee income received by KDA and the Special Purpose Subsidiaries in connection with the provision of services to the CLO Funds generally would not constitute Good RIC Income to the Company if it earned such income directly.  Therefore, in order for the Company to maintain its RIC status while continuing to receive the income from its ownership of KDA, the Company believes that it is in the best interests of the Company and its shareholders for KDA and the Special Purpose Subsidiaries to continue to receive fees from the CLO Funds instead of the Company receiving such fees directly.  KDA and the Special Purpose Subsidiaries have elected to be treated as taxable entities.  Accordingly, KDA and the Special Purpose Subsidiaries are taxed at corporate tax rates based on their taxable income, if any.

III.	KDA

KDA was organized in 2005 by Kohlberg & Co. and began its middle market lending operations in February 2006.  As noted above, pursuant to the Formation Transactions, the Company acquired 100% of the equity interests of KDA in connection with the IPO, such that KDA became a wholly owned portfolio company of the Company.  KDA and the Special Purpose Subsidiaries receive contractual and recurring management fees, may receive a one-time structuring fee and may also receive an incentive fee from the CLO Funds for management and advisory services.  The revenue that KDA and the Special Purpose Subsidiaries generate through the fees they receive for managing CLO Funds and after paying the expenses associated with their operations, including compensation of employees, may be distributed to the Company.  While the Company typically makes a minority investment in the subordinated securities or preferred stock of CLO Funds raised and managed by KDA and the Special Purpose Subsidiaries, the securities issued by the CLO Funds are primarily held by third parties.

In connection with its current investment management activities, KDA relies on the exemption from registration set forth in Section 203(b)(3) of the Advisers Act, which provides generally that an investment adviser with fewer than 15 clients is not required to register with the Commission (i.e., the “private adviser” exemption). However, as a result of the elimination of the “private adviser” exemption by the 2010 Act, the Company expects that KDA will be required to register as an investment adviser under the Advisers Act depending on the facts and circumstances at or around the time of the effective date of the 2010 Act, including, among other things, the dollar amount of its assets under management.6  Rule 203-1(e) under the Advisers Act delays the effective date of Title IV of the 2010 Act and permits an adviser that is relying on, and was entitled to rely on, the private adviser exemption in Section 203(b)(3) on July 20, 2011, such as KDA, to delay registering with the Commission until March 30, 2012. While certain advisers are exempted from the registration requirements under the 2010 Act, as implemented under new Rules 202(a)(30)-1, 203(l)-1, and 203(m)-1, KDA is not expected to qualify for any of these exemptions.7 KDA, as a registered investment adviser, will adopt policies and procedures required for registered investment advisers under the Advisers Act. The Company, Katonah Management LLC, and the Special Purpose Subsidiaries as “associated persons of an investment adviser” will subject all of their investment advisory activities to the Advisers Act and the rules thereunder, as well as to KDA’s policies and procedures in this respect.

6 See Title VI of the Dodd-Frank Act.  The 2010 Act was originally effective one year from enactment but its effectiveness was delayed until March 30, 2012 by Release No. IA-3222 (see fn. 7).
7 See Exemptions for Advisers to Venture Capital Funds, Private Fund Advisers With Less Than $150 Million in Assets Under Management, and Foreign Private Advisers, Investment Advisers Act Release No. IA-3222 (Jul. 21, 2011) (“Release No. IA-3222”).

IV.	REASONS FOR REQUEST

KDA’s registration as an investment adviser would permit it and the Special Purpose Subsidiaries to continue to operate the business of managing the CLO Funds as direct or indirect wholly owned taxable portfolio companies of the Company, thereby protecting the Company’s RIC status while ensuring that the investment advisory relationship with the CLO Funds inures to the benefit of the Company and its shareholders.  As discussed above, the treatment of KDA and the Special Purpose Subsidiaries as entities that are taxable as corporations for U.S. federal income tax purposes prevents the fee income earned by KDA and the Special Purpose Subsidiaries from being attributed to the Company for tax purposes, as such fee income generally would not be Good RIC Income if earned directly by the Company.  KDA and the Special Purpose Subsidiaries may distribute their net after tax earnings to the Company as dividends, which is Good RIC Income.  This structure permits the Company and its shareholders to continue to benefit from the fees associated with the advisory relationship with the CLO Funds without the corresponding risk to the Company’s RIC status.8

As noted above, the Company acquired 100% of the equity interests of KDA in 2006, relying at that time on the “private adviser” exemption to ensure its continued compliance with the provisions of section 12(d)(3) of the Act.  The Company expects that KDA will be required to register as an investment adviser under the Advisers Act as a result of the elimination of the “private adviser” exemption from registration thereunder in accordance with the 2010 Act.  If the relief requested hereunder is not granted, the Company will likely be forced to decide between losing its RIC status, terminating its investment advisory relationship with the CLO Funds, or limiting the dollar amount of third-party assets that KDA manages in order to avoid having to register as an investment adviser with the Commission.  Any of these circumstance would be disadvantageous to the Company and its shareholders given that the amounts KDA receives for the provision of management services result in dividends to the Company derived from KDA’s recurring net fee income, and as a result improve the Company’s profitability.  The Company’s Board, including a majority of the disinterested directors, intends to find that the continued investment by the Company in KDA, subsequent to its registration as an investment adviser, is in the best interests of the Company and its shareholders.  The continued ownership of KDA, subsequent to its registration as an investment adviser, is not subject to approval by shareholders of the Company.  The Company will include disclosure in its annual report on Form 10-K regarding the expected growth of advisory services provided by KDA and associated risks, if any.

Permitting the Company to continue to own KDA once it becomes a registered investment adviser also will enable KDA to grow the assets it manages and increase its investment management fee income.  Such growth and increase in income would provide additional value to the Company and its shareholders in the manner set forth in the immediately preceding paragraph.

V.	DISCUSSION OF AUTHORITY

A.  Section 12(d)(3)

Section 12(d)(3) provides that:

[i]t shall be unlawful for any registered investment company and any company or companies controlled by such registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who is a broker, a dealer, is engaged in the business of underwriting, or is either an investment adviser of an investment company or an investment adviser registered under title II of this Act, unless (A) such person is a corporation all the outstanding securities of which … are, or after such acquisition will be, owned by one or more registered investment companies; and (B) such person is primarily engaged in the business of underwriting and distributing securities issued by other persons, selling securities to customers, or any one or more of such or related activities, and the gross income of such person normally is derived principally from such business or related activities.

8 It is possible that in the future one or more of the Special Purpose Subsidiaries could elect to be treated for U.S. federal income tax purposes as a partnership or as a disregarded entity, rather than as a corporation, in which case any fee income of the Special Purpose Subsidiary could be treated as earned directly by the Company.  The Company would only make such an election if the Company anticipated that the amount of fee income that the Company would be treated as earning would not cause the Company to fail to qualify as a RIC.

Section 60 provides that Section 12 shall apply to a BDC to the same extent as if it were a registered closed-end investment company.

The Company currently owns 100% of the equity interests in KDA.  However, it is not expected that KDA would also be a broker-dealer that is primarily engaged in the business of underwriting and distributing securities issued by other persons.9 The ownership of KDA, at such point as it becomes necessary for it to register as an investment adviser could thus cause the Company to be in violation of the provisions of Section 12(d)(3) unless the requested Order is issued.

Rule 12d3-1 provides certain limited relief from the restrictions of Section 12(d)(3).  In relevant part, Rule 12d3-1 provides that:

(a)           Notwithstanding section 12(d)(3) of the Act, a registered investment company, or any company or companies controlled by such registered investment company (“acquiring company”) may acquire any security issued by any person that, in its most recent fiscal year, derived 15 percent or less of its gross revenues from securities related activities unless the acquiring company would control such person after the acquisition.

(b)           Notwithstanding section 12(d)(3) of the Act, an acquiring company may acquire any security issued by a person that, in its most recent fiscal year, derived more than 15 percent of its gross revenues from securities related activities, provided that:

(1)           Immediately after the acquisition of any equity security, the acquiring company owns not more than five percent of the outstanding securities of that class of the issuer’s equity securities;

Since the Company expects that a significant portion of KDA’s gross revenues will be derived from “securities related activities” as defined in Rule 12d3-1, and since the Company owns all the outstanding securities of KDA and therefore would control KDA, Rule 12d3-1(a) does not appear to be available.  In addition, since the Company expects that a significant portion of KDA’s gross revenue will be derived from “securities related activities” as defined in Rule 12d3-1, and since the Company owns all of the outstanding equity securities of KDA, Rule 12d3-1(b) does not appear to be available.

Furthermore, Rule 12d3-1(c) provides that:

(c)           Notwithstanding paragraphs (a) and (b) of this section, this section does not exempt the acquisition of:

(1)           A general partnership interest; or

9 While neither the Commission nor its staff has ever identified the threshold level of activity an entity must meet to be “primarily engaged” in the business of underwriting and distributing securities issued by other persons, the Commission in the investment company status context has taken the position that “primarily engaged” means that the entity devotes at least 55% of its assets to a business and it derives at least 55% of its income from that business. See, e.g., Exemption from the Investment Company Act of 1940 for the Offer and Sale of Securities by Foreign Banks and Foreign Insurance Companies and Related Entities, Investment Company Act Release No. 17682 (Aug. 17, 1990) at fn. 33 (“In various contexts, the term ‘primarily engaged’ in a business has been taken to mean that at least 55% of a company’s assets are employed in, and 55% of a company’s income is derived from, that business.”).

(2)           A security issued by the acquiring company's promoter, principal underwriter, or any affiliated person of such promoter, or principal underwriter; or

(3)           A security issued by the acquiring company’s investment adviser, or an affiliated person of the acquiring company's investment adviser, other than a security issued by a subadviser or an affiliated person of a subadviser of the acquiring company provided that:

(i)     Prohibited relationships. The subadviser that is (or whose affiliated person is) the issuer is not, and is not an affiliated person of, an investment adviser responsible for providing advice with respect to the portion of the acquiring company that is acquiring the securities, or of any promoter, underwriter, officer, director, member of an advisory board, or employee of the acquiring company;

(ii)    Advisory contract. The advisory contracts of the subadviser that is (or whose affiliated person is) the issuer, and any subadviser that is advising the portion of the acquiring company that is purchasing the securities:

(A)        Prohibit them from consulting with each other concerning transactions of the acquiring company in securities or other assets, other than for purposes of complying with the conditions of paragraphs (a) and (b) of this section; and

(B)         Limit their responsibility in providing advice to providing advice with respect to a discrete portion of the acquiring company's portfolio.

None of the restrictions in Rule 12d3-1(c) apply to the Company’s interest in KDA, which is not a general partnership interest, a security issued by the Company’s promoter, principal underwriter, or any affiliated person of such promoter, or principal underwriter, or a security issued by the Company’s investment adviser, or an affiliated person of the Company’s investment adviser. Therefore, the Company does not believe ownership of 100% of the equity interest in an investment adviser to private funds, such as KDA, presents the potential for the type of abuse intended to be eliminated by the provisions of section 12(d)(3).

As more fully set forth below, the Company believes that continuing to hold KDA is consistent with the purposes of the 1940 Act, including the protection of investors, and appropriate in the public interest.  The Company’s ownership and control of KDA does not present the concerns against which Section 12(d)(3) was intended to safeguard, namely the entrepreneurial risks of securities-related businesses and conflicts of interest and reciprocal practices. In addition, the Commission has previously granted similar exemptive relief to registered closed-end investment management companies to allow those companies to establish wholly owned registered investment adviser subsidiaries.10

10 See Broadstreet Investing Corporation, National Investors Corporation, Tri-Continental Corporation, Union Capital Fund, Inc. and Whitehall Fund, Inc., Investment Company Act Release Nos.7071 (March 16, 1972) (notice) and 7117 (April 4, 1972) (order);  General American Investors Company, Inc., Investment Company Act Release Nos. 11345 (Sept. 10, 1980) (notice) and 11396 (Oct. 10, 1980) (order) (by the Commission); PMC Capital, Inc., Investment Company Act Release Nos. 19823 (Oct. 29, 1993) (notice) and 19895 (Nov. 23, 1993) (order) (pursuant to delegated authority); and Baker, Fentress & Company, Investment Company Act Release Nos. 21890 (April 15, 1996) (notice) and 21949 (May 10, 1996) (order) (pursuant to delegated authority).

B.	Ownership of KDA is Consistent with the Purposes Fairly Intended by the 1940 Act’s Policies and Provisions

The Company does not believe its 100% ownership of the equity interests of KDA presents the potential for the type of abuse intended to be eliminated by the provisions of section 12(d)(3).  The Company’s ownership and control of KDA does not present the concerns against which Section 12(d)(3) was intended to safeguard, namely the entrepreneurial risks of securities-related businesses and conflicts of interest and reciprocal practices.  Legislative history suggests that the prohibitions set forth within Section 12(d)(3) were intended, in part, to protect investment companies from making what were considered at the time to be risky investments.11  Specifically, the limitations imposed by Section 12(d)(3) were intended to limit the risk of a registered investment company’s exposure to the “‘entrepreneurial risks,’ or general liabilities, that are peculiar to securities related businesses.”12  Much of this concern stemmed from the fact that, in 1940, when Section 12(d)(3) was adopted, most securities-related businesses were organized as privately held general partnerships.13  As a result, an investment in such a company would expose an investment company to the unlimited liabilities of a general partner.

While the nascent securities-related business sector of the financial services industry of the 1930s may have been populated by companies that were viewed as risky investments because they were organized as private partnerships,14 today’s financial services industry is subject to a much more robust body of regulation, which contributes to a more conservative risk profile for those companies that comprise the industry. Moreover, the risks presented by the form of organization of a securities-related business are no longer as germane as they were at the time of the adoption of Section 12(d)(3) because many formerly closely-held securities-related businesses have reorganized into corporate forms that are characterized by limited liability in an effort to raise capital through the public capital markets. Based on data collected from the Investment Adviser Registration Depository as of April 18, 2010, the vast majority (90.52%) of investment advisory firms were organized as either corporations or limited liability companies, compared to a mere 3.23% of registered investment advisers that were organized as general partnerships.15

The Company’s shareholders are not exposed to the risk of unlimited liability associated with an interest in KDA because they are insulated by a layer of liability protection between KDA and the Company as KDA is organized as a separate entity and is structured as a limited liability company, not a partnership.  Therefore, the concerns behind Section 12(d)(3) of protecting investment companies from making what were considered at the time to be risky investments is not present in the case at hand given the layer of liability protection between KDA and the Company.

11 See In the Matter of Pacific Coast Mortgage Company, 22 S.E.C. 829, at p. 832 (May 23, 1946) (“Manifestly, the rationale of Section 12(d)(3) which is obviously intended to prevent operating investment companies from engaging in diverse financial activities in conjunction with persons other than investment companies is inapplicable here.”)
12 See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities-Related Businesses, Investment Company Act Release No. 19716 at 6 (Sept. 16, 1993). See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities Related Businesses, Investment Company Act Release No. 19204 (Jan. 4, 1993).
13 See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities Related Businesses, Investment Company Act Release No. 19204 (Jan. 4, 1993).
14 See Exemption for Acquisition by Registered Investment Companies of Securities Issued by Persons Engaged Directly or Indirectly in Securities Related Businesses, Investment Company Act Release No. 13725, 49 Fed. Reg. 2912 (Jan. 24, 1984) (according to the release, in 1940 most securities-related businesses were organized as private partnerships and, thus, exposed investment company shareholders to the entrepreneurial risks associated with general partnership interests in those securities related businesses).
15 Evolution-Revolution: A Profile of the Investment Adviser Profession (July 2010) (45.71% of all registered investment advisers were organized as corporations and 44.81% were organized as limited liability companies).

Section 12(d)(3) was also intended to prevent potential conflicts of interest and reciprocal practices between investment companies and securities related businesses which might result in investment companies being organized, operated, managed, or their portfolio securities selected in the interests of brokers, dealers, underwriters, and investment advisers.16 As with the 1940 Act in general, Section 12(d)(3) was an attempt by the Commission to prevent situations in which brokers, securities dealers and other financial intermediaries were in a position to dominate investment companies.  The Commission provided examples of such situations in the Report on the Study of Investment Trusts and Investment Companies (the “Investment Trust Study”).17  For example, the Commission was concerned that investment company sponsors, such as investment banks, were using affiliated investment companies as a receptacle for illiquid and distressed securities.18  It was also concerned that investment banks were using the investment companies to acquire securities that were subject to the investment banks’ underwriting endeavors in an effort to increase the banks’ underwriting capacity.19  Another problematic practice that is sometimes discussed in conjunction with the concerns Section 12(d)(3) was intended to address what is commonly referred to as “propping.”  Propping occurred where a securities related business was in a position to exercise control and influence over an investment company and took advantage of this position to advance its own pecuniary interests by forcing the investment company to purchase or otherwise acquire the outstanding securities of the affiliated securities related business, regardless of the value to the investment company, in an effort to “prop” up the value of the affiliate’s stock.  As discussed in the Investment Trust Study, bank sponsored investment companies were particularly susceptible to propping.20

As early as 1964, however, the Commission recognized that the operation of Section 12(d)(3) was counterproductive under certain circumstances and unduly limited the investment options of investment companies.21  As operating companies and other non-securities related businesses acquired securities firms with more regularity in the early 1960s, it became clear that the literal application of Section 12(d)(3) was harming investment companies and denying their shareholders investment opportunities by preventing them from investing in large operating companies such as General Electric, Sears, Roebuck, and General Motors, which owned or controlled financial intermediaries such as broker-dealers, investment advisers, underwriters, and insurance companies.22

As discussed previously, the Company owns 100% of the equity interests in KDA and, as a result, exercises total control over the strategic direction of KDA, including the power to control the policies that affect the Company and to protect the Company from potential conflicts of interest and reciprocal practices.  In this regard, as a condition to the Company’s requested relief, the Company will agree not to dispose of the equity interests of KDA if, as a result, the Company would own, directly or indirectly, 50% or less of the outstanding voting equity interests of KDA unless the Company disposes of 100% of its equity interest in KDA.  As a result, the Company will continue to be in a position to control KDA’s strategic direction and policies via the holding of at least a majority of the voting equity interests of KDA for so long as it holds any equity interest in KDA.

16 15 U.S.C. § 80a-1(b)(2) (1940).
17 H.R. Doc. No. 707, 75th Cong., 3d Sess. (1938)
18 Id. part I, at 75-76.
19 Id.
20 Id. part III, at 107 (“Following the market crash of October of 1929, the funds of the Chatham Phenix Allied Corporation were utilized to support the market price of the stock of Chatham Phenix National Bank & Trust Company.”).
21 See Adoption of Rule 12d-1 to Provide Conditional Exemption of Certain Purchases or Acquisitions of Securities from the Prohibitions of Section 12(d)(3) of the Investment Company Act of 1940, Investment Company Act Release No. 4044 (Sept. 4, 1964) (hereinafter “Release 4044”).
22 See id.

KDA is an existing portfolio company of the Company.  As a wholly owned portfolio company and the sole shareholder of KDA, the Company and KDA generally have aligned interests.  In addition, the Company has adopted policies and procedures with respect to KDA designed to ensure that the Company and KDA are each being operated and managed in the best interests of the Company’s shareholders and that the ownership by the Company of KDA is consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.  The Company, for itself, and KDA, on behalf of the CLO Funds, have policies and procedures designed to mitigate conflicts of interest between the Company, KDA and the CLO Funds.  The investment focus of the CLO Funds and the Company are distinct and generally do not overlap.  The Company and the CLO Funds very rarely invest in the same securities.  The Company and the CLO Funds infrequently invest in the same corporate issuer of debt, and, when they do, generally hold different securities as they invest at different levels of the debt structure.  The CLO Funds, in such an instance, may take a position in the senior broadly syndicated debt of an issuer and the Company may invest in the less liquid junior positions of the issuer.  The Company and KDA’s policies and procedures govern the allocation of investment opportunities in the unusual circumstance where the Company and the CLO Funds invest in the same security.  These policies provide that investment opportunities are allocated according to “optimum investment amounts” for the Company and the CLO Funds based on criteria such as investment objectives, diversification, cash flow, liquidity requirements and asset allocation targets specific to each CLO Fund.  If the total investment is unavailable, the allocation available is generally allocated among investing entities pro rata based on the optimum investment amount.  The Company and KDA have also adopted other policies and procedures to address potential conflicts, including but not limited to policies and procedures governing allocation of expenses, policies and procedures governing personal securities trading, and policies and procedures regarding insider trading.  Furthermore, the CLO Funds do not hold securities of KDA or the Company and KDA does not serve as investment adviser, underwriter or promoter to the Company or any other position described in Rule 12d3-1(c).

C.	The Commission Has Previously Granted Relief to Permit Registered Investment Companies to Own Significant Interests in Registered Investment Advisers

Particularly relevant to this request is the fact that the Commission has previously granted similar relief to permit internally managed, registered closed-end investment companies, which are functionally and structurally similar to BDCs, to establish wholly owned registered investment adviser subsidiaries.23   Importantly, all but one of these involved the use by registered closed-end investment companies of wholly owned registered investment adviser subsidiaries to provide investment advisory services to third-parties, rather than the provision of such investment advisory services by the registered closed-end investment companies, in order to maintain the registered closed-end investment companies’ RIC status.

Most recently, the Commission issued an order to Baker, Fentress & Company, et al. (“Baker Fentress”), a registered, internally managed closed-end fund and registered investment adviser, to permit it to purchase all of the stock of John A. Levin & Co., Inc. (“LEVCO”), a registered investment adviser.  Following the acquisition, the order further permitted LEVCO to, among other things, continue to operate and advise certain private investment companies structured as limited partnerships.  Baker Fentress sought to generate growth by increasing the assets under management, but was constrained by its RIC status and the requirement that 90% of its gross income constitute Good RIC Income.  Baker Fentress formed a wholly owned subsidiary to acquire LEVCO (with its established investment management business and its two wholly owned subsidiaries, one of which was a broker-dealer).  LEVCO was then merged into the wholly owned subsidiary and LEVCO’s registered investment adviser’s wholly owned subsidiaries became wholly owned subsidiaries of the newly formed Baker Fentress subsidiary, New LEVCO.

D.	Ownership of KDA is Consistent With the Protection of Investors

KDA is an important part of the Company’s overall business.  Certain personnel are joint employees of KDA and the Company, including certain of the Company and KDA’s executive officers.  Since KDA is a wholly owned portfolio company of the Company, the Chief Executive Officer, Chief Financial Officer, and Chief Investment Officer of the Company all devote time to both the Company’s and KDA’s operations.  KDA and the Company each have solely dedicated employees that are investment advisory personnel for their respective company.  Certain employees of KDA may also provide research services and support to the Company.  KDA and the Company also share certain employees with administrative, operational and back office functions, such as human resources personnel, technology personnel, and finance personnel.  Potential conflicts of interest among shared employees are mitigated by KDA’s status as a wholly owned portfolio company of the Company and policies and procedures in place between the Company and KDA governing the companies’ relationship.     The Company will disclose in the reports and registration statement it files with the Commission an assessment of whatever risks, if any, are associated with owning a registered investment adviser.

23 See Broadstreet Investing Corporation, National Investors Corporation, Tri-Continental Corporation, Union Capital Fund, Inc. and Whitehall Fund, Inc., Investment Company Act Release Nos.7071 (March 16, 1972) (notice) and 7117 (April 4, 1972) (order);  General American Investors Company, Inc., Investment Company Act Release Nos. 11345 (Sept. 10, 1980) (notice) and 11396 (Oct. 10, 1980) (order) (by the Commission); PMC Capital, Inc., Investment Company Act Release Nos. 19823 (Oct. 29, 1993) (notice) and 19895 (Nov. 23, 1993) (order) (pursuant to delegated authority); and Baker, Fentress & Company, Investment Company Act Release Nos. 21890 (April 15, 1996) (notice) and 21949 (May 10, 1996) (order) (pursuant to delegated authority).

Allowing the Company to continue to own KDA after it has registered as an adviser under the Advisers Act is not only consistent with the protection of investors, but it benefits the Company and its shareholders by ultimately increasing its gross revenues and net income in the manner noted above.  Moreover, if the relief requested is not granted, the Company and, thus, the Company’s shareholders, will likely suffer the harm of either losing some or all of the benefit of the income from owning the KDA business or potentially losing the benefit of the Company’s RIC status.

KDA will also not subject the Company’s shareholders to additional risks of liability due to its structure.  As discussed previously, the Company is legally and structurally insulated from liability in connection with KDA’s business.  Therefore, from the perspective of the Company’s shareholders, the Company’s direct or indirect ownership of KDA should be viewed no differently than the Company’s investment in any other wholly owned portfolio company.

Lastly, continuing to hold KDA is not inconsistent with the protection of the Company’s shareholders.  The Company’s shareholders’ regulatory protections are in no way compromised if KDA were to be registered under the Advisers Act. To the contrary, the Company’s shareholders benefit from the fact that KDA, like the Company, will be extensively regulated by the Commission.  The Company, as a BDC, is subject to the regulatory rigors of the 1940 Act and KDA, as a registered investment adviser, and the Company, Katonah Management LLC, and the Special Purpose Subsidiaries as “associated persons of an investment adviser” will be required to comply with the Advisers Act.

E.	Allowing the Company to Continue to Own KDA is Appropriate in the Public Interest

Section 6(c) of the 1940 Act provides in pertinent part that the Commission by rule, regulation or order may exempt any person or transaction or any class of persons or transactions from any provision of the 1940 Act if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

The Company believes that this request is both necessary and appropriate in the public interest and consistent with the protection of investors because its continued success as a BDC is furthered by increasing the amount and diversification of the assets under its management, while capitalizing on its niche skill set.  The Company further submits that Section 12(d)(3) should not prevent the Company’s shareholders from realizing the substantial benefits to be obtained through the Company’s continuing ownership of KDA.

F.	Conclusion

The Company believes that KDA’s registration as an investment adviser under the Advisers Act does not present the potential for the risks and abuses Section 12(d)(3) is intended to eliminate.  Moreover, the Company believes that the standards set forth in Section 6(c) have been met.  For the foregoing reasons, the Company respectfully requests that the Commission issue an order under Section 6(c) granting an exemption from the provisions of Section 12(d)(3) for the purpose of permitting the Company to continue to hold a greater than fifty percent equity interests of KDA as described in this Application on the basis that such ownership is in the best interests of the Company and its shareholders.

VI.	CONDITIONS

The Applicants agree that the Order of the Commission granting the requested relief shall be subject to the following conditions:

1.
The Company will not dispose of the equity interests of KDA if, as a result, the Company would own, directly or indirectly, 50% or less of the outstanding voting equity interests of KDA unless the Company disposes of 100% of its equity interest in KDA.

2.
The Board will review at least annually the investment management business of the Company and KDA in order to determine whether the benefits derived by the Company warrant the continuation of the ownership by the Company of KDA and, if appropriate, will approve (by at least a majority of the directors of the Company who are not “interested persons” of the Company as defined by the 1940 Act) at least annually, such continuation.

VII.	AUTHORIZATION

All actions necessary to authorize the execution and filing of this Application under the Company’s charter and other previous exemptive relief have been taken, and the person signing and filing this Application is authorized to do so on behalf of the Company.

The verifications required by Rule 0-2(d) under the 1940 Act are attached to Exhibit A.  Resolutions, duly adopted by the Board and attached as Exhibit B, have authorized the Company’s officers to prepare, or cause to be prepared, and to execute and file with the commission this Application.  All requirements for the execution and filing of this Application and amendments thereto, in the name and on behalf of the Company, have been complied with and the individual who signed and filed this Application is duly authorized to do so.

KOHLBERG CAPITAL CORPORATION

By:	/s/ Michael I. Wirth
Michael I. Wirth
Chief Financial Officer, Chief Compliance Officer, Secretary and Treasurer

Exhibit A

VERIFICATION

STATE OF NEW	)
YORK
COUNTY OF NEW	)
YORK

The undersigned says that he has duly executed the attached Application for and on behalf of Kohlberg Capital Corporation; that he is the Chief Financial Officer, Chief Compliance Officer, Secretary and Treasurer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Michael I. Wirth
Name:	Michael I. Wirth
Title:	Chief Financial Officer, Chief Compliance Officer, Secretary and Treasurer

Date: September 12, 2011

Exhibit B

Resolutions of
Kohlberg Capital Corporation (the “Corporation”)
Board of Directors (the “Board”)

WHEREAS, the Corporation owns 100% of the equity interests in Katonah Debt Advisors, LLC (“KDA”); and

WHEREAS, the Board anticipates that KDA will be required to register as an investment adviser with the Securities and Exchange Commission (the “SEC”); and

WHEREAS, the Board believes that the ability to continue to own KDA as it continues to grow is in the best interests of the Corporation and its shareholders; and

WHEREAS, the ownership by the Corporation of a registered investment adviser may require certain exemptive relief from certain provisions of the 1940 Act, which relief must be obtained from the SEC; and

WHEREAS, the Board has reviewed the proposed application for an order of the SEC granting exemption from certain applicable provisions of the 1940 Act to permit the Corporation to own a registered investment adviser (the “Exemptive Application”);

RESOLVED:
That the Chief Executive Officer, the Chief Financial Officer, the Chief Compliance Officer, the Chief Investment Officer, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary and/or any Assistant Secretary (each an “Officer”) shall be, and each of them individually hereby is, authorized and empowered to execute in the name of the Corporation and file with the SEC the Exemptive Application, substantially in the form as has been submitted to and considered by each member of the Board, with such changes therein as the Officers executing the same may consider advisable or necessary.

RESOLVED:
That the Officers shall be, and each of them individually hereby is, authorized and directed to make, execute, deliver and file such Exemptive Application, including any attachments thereto, and any amendments thereto as Officers in their discretion deem necessary or advisable in order to effectuate the foregoing resolution.

RESOLVED:
That all actions taken prior to the adoption of these resolutions by any Officer in connection with these matters referred to herein that would have been within the authority conferred hereby had these resolutions predated such actions be, and all such actions hereby are, confirmed, ratified and approved in all respects.

RESOLVED:
That the Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

Exhibit C

Additional Resolutions of
Kohlberg Capital Corporation (the “Corporation”)
Board of Directors (the “Board”)

WHEREAS, the Corporation owns 100% of the equity interests in Katonah Debt Advisors, LLC (“KDA”); and

WHEREAS, the Board anticipates that KDA will be required to register as an investment adviser with the Securities and Exchange Commission (the “SEC”); and

WHEREAS, the Board believes that the ability to continue to own KDA as it continues to grow is in the best interests of the Corporation and its shareholders; and

WHEREAS, the ownership by the Corporation of a registered investment adviser may require certain exemptive relief from certain provisions of the 1940 Act, which relief must be obtained from the SEC; and

WHEREAS, the Board has reviewed the proposed application for an order of the SEC granting exemption from certain applicable provisions of the 1940 Act to permit the Corporation to own a registered investment adviser (the “Exemptive Application”);

RESOLVED:
That the Board, including by a majority of the disinterested directors, has found that the continued investment by the Corporation in KDA, subsequent to its registration as an investment adviser, is in the best interests of the Corporation and its shareholders.